May 23, 2011

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Albemarle Corporation
Form 10-K for the Fiscal Year ended December 31, 2010
Form 10-Q for the Fiscal Quarter ended March 31, 2011
File No. 1-12658

Dear Mr. Decker:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 11, 2011 in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2010, filed on February 25, 2011 (the “2010 Form 10-K”), and the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended March 31, 2011, filed on April 28, 2011 (the “Form 10-Q”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Commission’s letter of comment. The questions are followed by the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Mr. Rufus Decker

May 23, 2011

Response

We acknowledge the Staff’s comment and will comply as discussed in more detail in our responses to the Staff’s specific comments below.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Financial Condition and Liquidity, page 42

2.	Given your significant foreign operations, please consider enhancing your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010;

•

Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true; and

•

Disclose whether or not there have been any repatriations during the periods presented. If there have been one or more repatriations, please disclose the nature, amount, timing and special circumstances surrounding each of these repatriations and tell us supplementally how you overcame the presumption in ASC 740-30-25 that income taxes should be provided for all undistributed foreign earnings, along with your specific plans demonstrating how you have invested or will invest the undistributed earnings indefinitely.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, please see the following items below:

•	At December 31, 2010, we had $529.7 million in cash and cash equivalents of which $337.8 million consisted of cash and cash equivalents at our foreign subsidiaries. In

Mr. Rufus Decker

May 23, 2011

future filings we will disclose the amount of cash and cash equivalents at our foreign subsidiaries as compared to our total cash and cash equivalents as per the Staff’s recommendation.

•

In response to the Staff’s additional comments, we submit the following general clarifications to address the Staff’s comments regarding potential additional taxes we could incur upon repatriation of our foreign cash balances to the U.S. As a backdrop to the following discussion, we note that in the event certain of our foreign cash and cash equivalents are needed for our U.S. operations, whether we would be required to accrue U.S. taxes to repatriate certain of these funds will depend on the source of the funds repatriated. Further, whether we would pay U.S. cash taxes on such funds will depend on our overall tax credit position in the year the repatriation occurs. See additional clarifying comments in the below bullets:

•

As indicated on page 41 of our 2010 Form 10-K disclosure, for substantially all of our foreign entities, we have asserted that the earnings of these entities are permanently reinvested except, as discussed below, earnings associated with “previously taxed income.” In accordance with ASC 740-30-25, we do not provide for deferred income taxes on the unremitted earnings of these subsidiaries. Repatriation of the funds in entities for which we have asserted that our earnings are permanently reinvested would cause us to accrue additional U.S. taxes. In that event, we may have to pay additional U.S. cash taxes depending on our overall tax credit position in the year any repatriation occurs.

•

With regard to undistributed earnings of our foreign entities for which we have not asserted the earnings are permanently reinvested, we accrue taxes, as appropriate, on a current basis. Repatriation of these earnings would not cause us to accrue additional U.S. taxes. However, we may have to pay additional U.S. cash taxes depending on our overall tax credit position in the year any repatriation occurs.

•

Our assertion that earnings of designated foreign entities are permanently reinvested does not apply to earnings of those entities that qualify as “previously taxed income,” as defined in Internal Revenue Code section 959. Repatriation of funds qualifying as “previously taxed income” would not cause us to accrue or pay additional U.S. taxes. We generally repatriate previously taxed income in the year following the year the previously taxed income is created.

Mr. Rufus Decker

May 23, 2011

•

We have asserted certain earnings are permanently reinvested in accordance with ASC 740-30-25 because we forecast a need for the funds to support our continued growth internationally through capital expenditures, acquisitions, research or other similar cash needs. Further, we do not currently forecast a need for these funds in the U.S. since the U.S. operations are supported by cash generated in the U.S. plus our U.S. operations have a ready source of funds available under our existing credit facility and other lines of credit.

•

From time to time, we have repatriated certain of our foreign cash balances to the U.S. for normal operating needs, but only from earnings that have not been asserted as permanently reinvested or earnings that qualify as “previously taxed income.” For the years ended December 31, 2010, 2009 and 2008, we repatriated approximately $3.2 million, $5.6 million and $32.5 million in cash, respectively, from entities whose earnings we did not assert are permanently reinvested. In addition, for the year ended December 31, 2010, we repatriated approximately $11.3 million in cash from earnings that qualify as previously taxed income. No repatriations of previously taxed income were made in the years ended December 31, 2009 and 2008. Since we did not assert, within the meaning of ASC 740-30-25, permanent reinvestment of the earnings in either of these categories, we believe the presumption therein that income taxes be provided for all undistributed foreign earnings does not need to be overcome in either of these cases.

In further response to the Staff’s comment, we will revise our future 10-K filings to include additional details on our foreign cash and cash equivalents as well as comment on related cash repatriations from our foreign subsidiaries in similar fashion to the format below (items in bold are in addition to previous disclosures):

2010 Form 10K – MD&A – Liquidity and Financial Condition (page 42 – new paragraph to be added at the end of the Cash Flow section)

“At December 31, 2010, approximately $337.8 million of our total cash and cash equivalents were held by our foreign subsidiaries. The majority of our foreign cash balances are associated with earnings that we have asserted are permanently reinvested and which we plan to use to support our continued growth plans outside the U.S. through funding of capital expenditures, acquisitions, research, operating expenses or other similar

Mr. Rufus Decker

May 23, 2011

cash needs of our foreign operations. From time to time, we repatriate cash from our foreign subsidiaries to the U.S. for normal operating needs through intercompany dividends, but only from subsidiaries whose earnings we have not asserted to be permanently reinvested or whose earnings qualify as “previously taxed income” as defined by the Internal Revenue Code. For the years ended December 31, 2010, 2009 and 2008, we repatriated approximately $14.5 million, $5.6 million and $32.5 million in cash, respectively, as part of these foreign cash repatriation activities.”

3.	You discuss consolidated EBITDA on pages 43 and 66. Based on Exhibit 10.1 of your Form 8-K filed on March 29, 2007, it appears that you arrive at consolidated EBITDA by adjusting for certain non-cash expenses and non-cash income. As such, please revise the title you use in your filings to refer to consolidated adjusted EBITDA, and also briefly disclose the nature of the non-cash expenses and non-cash income that are adjusted for.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings we will clarify that “consolidated EBITDA” as defined in our March 2007 credit agreement may be adjusted for certain non-recurring items and briefly disclose the nature of such adjustments. Our references to consolidated EBITDA on page 43 (in the fifth paragraph under Long-Term Debt) and on page 66 (in the third paragraph under the table in Note 12—Long Term Debt) of our 2010 Form 10-K will be revised in future filings as follows (with supplemental language provided in bold):

“Borrowings under our March 2007 credit agreement are conditioned upon compliance with the following covenants: (i) consolidated funded debt, as defined in the March 2007 credit agreement, must be less than or equal to 3.50 times consolidated EBITDA, as defined in the March 2007 credit agreement (which reflects adjustments for certain non-recurring items such as restructuring charges, facility divestiture charges and other significant non-recurring items), or herein “consolidated adjusted EBITDA,” as of the end of any fiscal quarter; (ii) consolidated tangible domestic assets, as defined in the March 2007 credit agreement, must be greater than or equal to $750.0 million for us to make investments in entities and enterprises that are organized outside the U.S.; and (iii) with the exception of liens specified in our March 2007 credit agreement, liens may not attach to assets when the aggregate amount of all indebtedness secured by such liens plus unsecured subsidiary indebtedness, other than indebtedness incurred by our subsidiaries under the March 2007 credit agreement would exceed 20% of consolidated net worth, as defined in the March 2007 credit agreement.”

Mr. Rufus Decker

May 23, 2011

Item 8 – Financial Statements and Supplementary Data, page 47

Note 1 – Summary of Significant Accounting Policies, page 54

General

4.	Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings we will clarify that the Company does in fact report the majority of its depreciation and amortization in cost of goods sold, with minor amounts also reported in selling, general and administrative expenses and research and development expenses depending on the functional utilization of the related assets. In future 10-K filings we will include language to this effect in Note 1—Summary of Significant Accounting Policies as follows:

“Depreciation and Amortization

The Company records depreciation and amortization in its consolidated statements of income as Cost of goods sold, Selling, general and administrative expenses or Research and development expenses depending on the functional utilization of the related assets.”

Note 7 – Property, Plant and Equipment, page 61

5.	The range of useful lives for your machinery and equipment costs is very broad. Please consider breaking out this category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will revise our future 10-K filings to include additional details for our machinery and equipment and the associated ranges of useful lives with footnote disclosures in similar fashion to the format below (items in bold are in addition to previous disclosures):

“Property, plant and equipment, at cost, consists of the following (in thousands):

	Useful Lives (Years)	2010	2009
Land	—	$55,638	$50,468
Land improvements	5 – 30	48,798	50,084
Buildings and improvements	10 – 45	204,858	196,527
Machinery and equipment(a)	3 – 19	1,484,515	1,478,693
Machinery and equipment (major plant components) (b)	20 – 45	502,906	504,138
Property, plant and equipment under capital lease(c)	19 – 50	24,652	24,652
Long-term mineral rights and production equipment costs	7 – 60	60,630	59,118
Construction in progress	—	58,181	42,449

Total		$2,440,178	$2,406,129

Mr. Rufus Decker

May 23, 2011

(a)	Consists primarily of (1) short-lived production equipment components, office and building equipment and other equipment with estimated lives ranging 3-7 years, and (2) production process equipment (intermediate components) with estimated lives ranging 8-19 years.
(b)	Consists primarily of (1) production process equipment (major unit components) with estimated lives ranging 20-29 years, and (2) production process equipment (infrastructure and other) with estimated lives ranging 30-45 years.
(c)	Assets under capital lease are primarily machinery and equipment with useful lives ranging from 19 to 25 years. Includes building with a cost of $1.3 million which has a useful life of 50 years.”

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

6.	Please address the above comments in your interim filings as well, as applicable.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future interim filings we will address the above comments, as applicable.

***

Mr. Rufus Decker

May 23, 2011

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact me at (225) 388-7536.

Sincerely,

Albemarle Corporation
/s/ Scott A. Tozier
Senior Vice President, Chief Financial Officer

cc:	Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Karen G. Narwold
Senior Vice President, General Counsel
& Corporate Secretary
Albemarle Corporation

William B. Allen, Jr.
Vice President, Corporate Controller
& Chief Accounting Officer
Albemarle Corporation